UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 40)*

TUBOS DE ACERO DE MEXICO, S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

898592506

(CUSIP Number)

Mr. Fernando R. Mantilla
Av. Leandro N. Alem 1067, 28th Floor, 1001 – Buenos Aires, Argentina (54-11) 4018-2245

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDERCA Sociedad Anónima Industrial y Comercial
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: ARGENTINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDERCA INTERNATIONAL ApS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: DENMARK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROCCA & PARTNERS Sociedad Anónima
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAN FAUSTIN N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: NETHERLANDS ANTILLES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDERTUBES S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). I.I.I. INDUSTRIAL INVESTMENTS INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TENARIS S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). INVERTUB S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: ARGENTINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDTAM LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 338,927,728 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,927,728
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) CO

AMENDMENT No. 40 TO SCHEDULE 13D

This Amendment No. 40 amends the Statement on Schedule 13D originally filed on September 24, 1992 and amended and restated as of November 11, 2002, as amended (“Schedule 13D”), on behalf of Siderca Sociedad Anónima, Industrial y Comercial (“Siderca SAIC”), and Siderca International ApS (“Siderca ApS”), together with Rocca & Partners S.A. (“Rocca & Partners”), San Faustín N.V. (“San Faustín”), Sidertubes S.A. (“Sidertubes”), I.I.I. Industrial Investments Inc. (“III BVI”), Tenaris S.A. (“Tenaris”), Invertub Sociedad Anónima (“Invertub”) and Sidtam Limited (“Sidtam”) (collectively, “Reporting Persons”), relating to the common shares, without par value (the “TAMSA Shares”), of Tubos de Acero de México, S.A., a Mexican company (“TAMSA”).

Item 2.	Identity and Background

No changes except the following:

On September 2, 2003, Tenaris, in a meeting of its board of directors, elected Paolo Rocca to fill the position of chairman of the board of directors, which had been left vacant following the death of Roberto Rocca on June 10, 2003. In addition, the same meeting of Tenaris’s board of directors elected Lucio Bastianini to temporarily fill the vacant directorship created by Roberto Rocca’s death. This appointment must be ratified at the next general shareholders’ meeting.

An updated list of the directors of Tenaris, and the information required by subparagraphs (a) through (c) and subparagraph (f) of Item 2 of Schedule 13D, is set forth on Schedule F, which is revised in its entirety, and is hereby incorporated herein by reference.

None of the Reporting Persons, and to their best knowledge, none of the directors of Tenaris has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation to such laws.

Item 3.	Source and Amount of Funds and Other Consideration

The acquisition of shares and ADSs of TAMSA by Tenaris, as reported in this Amendment No. 40, was made pursuant to an offer by Tenaris to exchange one Tenaris ADS (representing 10 ordinary shares of Tenaris) for every 9.4520 common shares of TAMSA tendered, and one Tenaris ADS for every 1.8904 TAMSA ADSs tendered (the “Exchange Offer”). Upon settlement of the Exchange Offer, Tenaris will acquire 18,513,505 shares of TAMSA (or approximately 5.5% of TAMSA’s total outstanding capital stock), resulting in ownership of a total of 338,927,728 shares of TAMSA (or approximately 99.9% of TAMSA’s outstanding capital stock).

Item 4.	Purpose of the Transaction

As reported in Amendment No. 39 to the Schedule 13D, Tenaris announced on August 11, 2003 the commencement of the Exchange Offer.

Reference is now made to the press release issued by Tenaris on September 15, 2003 announcing that the exchange offer to acquire all the shares and ADSs of TAMSA that it did not own directly or indirectly was successfully concluded on September 12. In addition, Tenaris announced that TAMSA had terminated its ADR program effective September 12, 2003.

Upon settlement of the exchange offer, Tenaris will hold 338,927,728 shares of TAMSA (or approximately 99.9% of TAMSA’s outstanding capital stock) and will issue 19,586,870 new shares of Tenaris (in the form of ADSs). Accordingly, Tenaris will have a total of 1,180,287,664 shares issued and outstanding.

Following the settlement of the exchange offer, TAMSA will no longer meet the listing requirements of the American Stock Exchange for continued listing. Consequently, TAMSA will, as soon as possible, petition the American Stock Exchange to delist the TAMSA shares and ADSs, subject to applicable law.

Item 5.	Interest in Securities of the Issuer

No changes except the following:

(a)     Upon settlement of the Exchange Offer, Tenaris will acquire 18,513,505 shares of TAMSA (or approximately 5.5% of TAMSA’s outstanding capital stock), resulting in ownership of a total of 338,927,728 shares of TAMSA (or approximately 99.9% of TAMSA’s outstanding capital stock).

Item 7.	Material to be Filed as Exhibits

The press release, dated September 2, 2003, announcing the election of Paolo Rocca as the chairman of the board of directors, previously filed as a report of foreign issuer on Form 6-K pursuant to the Securities Exchange Act of 1934, as amended, is incorporated by reference.

The press release, dated September 15, 2003, announcing the conclusion of the Exchange Offer, previously filed under Rule 425 under the Securities Act of 1933, as amended, is incorporated by reference.

Powers of attorney for Tenaris S.A., I.I.I. Industrial Investments Inc. and Invertub S.A. are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 34 to the Schedule 13D. Powers of attorney for each of the other Reporting Persons are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 23 to the Schedule 13D of Siderca ApS.

The written agreement of the Reporting Persons related to the filing of this Schedule 13D as required by Rule 13d-k(1)(iii) is included in the signature pages hereto and is hereby filed as an exhibit hereto.

Schedule F

Name	Business Address	Present Principal Occupation	Citizenship

Lucio Bastianini	3, Rue de l'Atheneé, CP 505, 1121 Geneve 12 Switzerland	Vice-Chairman of San Faustín	Italian

Roberto Bonatti	Av. Leandro N. Alem. 1067, C1001AAF Buenos Aires, Argentina	President of San Faustín	Italian

Carlos Franck	Av. Leandro N. Alem. 1067, C1001AAF Buenos Aires, Argentina	President of Santa María	Argentine

Pedro Pablo Kuczynski	2665 South Bay Shore Drive, Suite 1101 Coconut Grove, Miami, Florida 33133	President and Chief Executive Officer of Latin America Enterprise Fund, USA	Peruvian

Bruno Marchettini	Av. Leandro N. Alem. 1067, C1001AAF Buenos Aires, Argentina	Chief Technological Officer of the Techint group	Italian

Gianfelice Mario Rocca	Av. Leandro N. Alem. 1067, C1001AAF Buenos Aires, Argentina	Chairman of the board of directors of San Faustín	Italian

Paolo Rocca	Av. Leandro N. Alem. 1067, C1001AAF Buenos Aires, Argentina	President and Chief Executive Officer of Tenaris	Italian

Jaime Serra Puche	Prol. Paseo de la Reforma 600, Desp. 103 01210-Mexico D.F.	Partner in S.A.I. Consultores S.C., Mexico	Mexican

Amadeo Vázquez y Vázquez	Austria 2670-3(0)piso, (1425) Buenos Aires, Argentina	President of Telecom Argentina, director of BBVA Banco Francés S.A. and board member of Buenos Aires Stock Exchange	Argentine

Guillermo F. Vogel	Edificio Parque Reforma, Campos Eliseos 400, 11560 Mexico, D.F., Mexico	Vice Chairman of Tamsa and Vice-President Finance of Tenaris	Mexican

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROCCA & PARTNERS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SAN FAUSTIN N.V. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by I.I.I. INDUSTRIAL INVESTMENTS Inc. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERTUBES S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, I.I.I. INDUSTRIAL INVESTMENTS Inc., INVERTUB Sociedad Anónima, TENARIS S.A. and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by INVERTUB S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A. and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB S.A. and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA INTERNATIONAL ApS to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDTAM LIMITED to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDERTUBES S.A.

September 16, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

Exhibit index:

99.1	Press release, dated September 2, 2003, announcing the election of Paolo Rocca as chairman of the board of directors.

99.2	Press release, dated September 15, 2003, announcing the conclusion of the Exchange Offer.

99.3	Powers of attorney (incorporated by reference to Amendments No. 23 and 34)

99.4	Written agreement of the Reporting Persons (included in signature pages)